NO ACT

PE
1-10-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005764

February 17, 2011

Received SEC
FEB 17 2011
Washington, DC 20549

Charles K. Ruck
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2011

Re: Amgen Inc.
Incoming letter dated January 10, 2011

Dear Mr. Ruck:

This is in response to your letters dated January 10, 2011 and January 21, 2011 concerning the shareholder proposal submitted to Amgen by William Steiner. We also have received letters on the proponent's behalf dated January 17, 2011, January 19, 2011, and January 23, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amgen Inc.
Incoming letter dated January 10, 2011

The first proposal relates to acting by written consent. The second proposal relates to acting by written consent and includes an expanded supporting statement.

We are unable to concur in your view that Amgen may exclude the first proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proponent provided a letter documenting the proponent's ownership, and we are unable to conclude that Amgen has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that Amgen may omit the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Amgen may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Under the specific circumstances described in your letter, we are unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date that he revised his proposal. Accordingly, we do not believe that Amgen may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Amgen Inc. (AMGN)
Written Consent
William Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

Notably the company failed to address two key issues in its January 21, 2100 letter:

1) The company did not claim that there is any "characteristic" issue with the 2011 broker letter (attached) compared to the 2010 broker letter (attached). The company has not claimed that, in retrospect, there is an issue with the 2010 broker letter. This is particularly important omission because if this "characteristic" issue compared to the 2010 broker letter is not firmly established the "independent" issue on line 4, page 3, of the company January 21, 2011 letter is entirely moot.

2) The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

In a new shaky and vague company claim, the company appears to claim that Mark Filiberto did not write the "Jan 19 2011" date because the "Jan 19 2011" handwriting "is strikingly similar" to handwriting in other letters that use all numbers for the month, day and year or dates that do not abbreviate the month and then list the day of the month first.

This is to request that the Securities and Exchange Commission allow at least one version of the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Andrea Robinson <robinson@amgen.com>



DISCOUNT BROKERS

Date: 11 Dec 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number MA & OMB Memorandum M-07 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of Amgen Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers


DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ISMA & OMB Memorandum M-07- ~~held~~ with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1100 shares of AMGEN INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1] At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

January 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to January 17, 2011 and January 20, 2011 Letters from John Chevedden to the Staff Regarding Amgen Inc.'s January 10, 2011 Request for a No-Action Ruling Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

By letter dated January 10, 2011 (the "No-Action Request"), we requested, on behalf of Amgen Inc., a Delaware corporation (the "Company"), confirmation that the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omitted stockholder proposals submitted by Mr. William Steiner (the "Proponent"), naming John Chevedden as his designated representative, on September 24, 2010 (the "Proposal") and November 23, 2010 (the "New Proposal") from the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials"). The Company's No-Action Request is attached hereto as Exhibit A. Subsequent to the No Action Request, Mr. Chevedden submitted two letters to the Staff dated January 17, 2011 (the "First Response Letter") and January 20, 2011 (the "Second Response Letter").

As discussed in Section II.A.1 of the No-Action Request, the relevant date for the Proponent's submission of the requisite proof of ownership under Rule 14a-8(b)(2) is the date of the New Proposal and the Proponent has failed to supply such proof of ownership. Interestingly, during the timeframe between the dates of the Proposal and the New Proposal, Mark Filiberto, the signatory to the broker letter attached to the Proposal, severed ties with DJF Discount Brokers ("DJF"). A letter attached to the Second Response Letter, signed by Mr. Filiberto in one form of handwriting on behalf of R&R Planning Group LTD and dated with different handwriting as of January 19, 2011 (the "R&R Letter"), indicates Mr. Filiberto served as President of DJF only through November 15, 2010. Based on publicly available press releases, Muriel Siebert & Co., Inc. acquired the retail brokerage accounts of the DJF Brokerage Division of R&R Planning Group, Ltd. in October 2010 and "[w]ith this transaction [R&R Planning

Group LTD] exit[ed] the agency retail brokerage business."[1] Thus, Mr. Filiberto, in his capacity at R&R Planning Group LTD, does not appear authorized or able to supply the Proponent's proof of ownership as of the date of the New Proposal because R&R Planning Group LTD no longer had a brokerage business as of such date. Any letter demonstrating the Proponent's requisite level of ownership as the date of the New Proposal presumably would need to come from Muriel Siebert & Co. or one of its affiliated brokerages, or any other brokerage to which the Proponent transferred his account subsequent to the aforementioned acquisition.

Furthermore, although the First Response Letter attempts to characterize the New Proposal as a mere revision to the Proposal, it resorts to inapplicable policy arguments for support, rather than addressing the fact that the New Proposal was materially different from the Proposal. For example, the First Response Letter notes that a revision "can provide more updated information for shareholders to consider in voting at the annual meeting." However, the New Proposal failed to update shareholders with information that became available after the date of the Proposal. Instead, the New Proposal added statements concerning the Company which were all known or could have readily been known to the Proponent as of the date of the Proposal. In addition, the First Response Letter notes that a revision can also "provide corrections or modifications which can then result in avoiding the no action process altogether...." The New Proposal, however, did not contain any corrections or modifications and instead incorporated a series of material additions to the supporting statement.

Notwithstanding the above, and as discussed in Section II.B of the No-Action Request, even if the Staff disagrees that the relevant submission date was November 23, 2010, the Proposal may be excluded under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent did not submit a sufficient written statement verifying that he held the requisite level of the Company's securities for at least one year as of the date the Proposal was submitted. In the Second Response Letter, the Proponent argues that the Company did not provide him with timely notification of a procedural deficiency pursuant to Rule 14a-8(f). However, Rule 14a-8(f) does not require a company to provide notice of procedural deficiencies within 14 calendar days of receiving a proposal "if the deficiency cannot be remedied . . ." In Section II.B of the No-Action Request, the Company explained in detail the basis for its belief that the Proponent submitted insufficient documentary support from the record holder of the Company's shares—a deficiency that cannot be remedied. The Second Response Letter provides additional support for the Company's conclusion:

- The R&R Letter, like the broker letters from DJF, appears to be a "form" signed by Mr. Filiberto and intended for submission to each of the several companies challenging the veracity of broker letters from DJF. The letter is written in broad terms and never specifically identifies or references the Company. Furthermore, the handwriting used to fill in the date is strikingly similar to that of Mr.

---

[1] *See, e.g.*, Muriel Siebert and Co. Buys Retail Accounts of DJF Discount Brokerage, *at* http://www.tradingmarkets.com/news/stock-alert/sieb_muriel-siebert-and-co-buys-retail-accounts-of-djf-discount-brokerage-1235161.html (October 16, 2010).

Chevedden when compared to the handwriting samples provided in Exhibit B of the No-Action Request.

- The R&R Letter was signed by Mr. Filiberto, who, as the Company discussed in Section II.B of the No-Action Request, is not independent from Mr. Chevedden.

- That the Proponent has failed to submit, as of the date of the New Proposal, any proof of ownership from Muriel Siebert & Co. or one of its affiliated brokerages, or any other brokerage to which the Proponent transferred his account subsequent to the aforementioned acquisition, only bolsters the Company's belief that the Proponent has not continued to hold the requisite amount of Company securities required by Rule 14a-8(b)(1).

The Company continues to be of the view that the Proposal and the New Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f) for the reasons set forth in the No-Action Letter and herein.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided and to Mr. Steiner at the address provided.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 540-1235 or by electronic mail at charles.ruck@lw.com or Andrea Robinson at (805) 447-1000 or by electronic mail at robinson@amgen.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,



Charles K. Ruck
of Latham & Watkins LLP

cc: John Chevedden
William Steiner
Andrea Robinson, Amgen Inc.

Exhibit A

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

January 10, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Amgen Inc. — Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Amgen Inc., a Delaware corporation (the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal from the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials"). Mr. William Steiner (the "Proponent"), naming John Chevedden as his designated representative, submitted a stockholder proposal on September 24, 2010 (the "Proposal"). Subsequently, the Proponent submitted a new proposal on November 23, 2010 (the "New Proposal"). A copy of the Proponent's letter, the Proposal and the New Proposal, as well as related correspondence from and to Mr. Chevedden and the Proponent, is attached hereto as Exhibit A.

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal and the New Proposal from its 2011 Proxy Materials for the reasons set forth in detail below.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided and to Mr. Steiner at the address provided. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2011 Proxy Materials with the Commission.

I. BACKGROUND

On September 24, 2010, the Company received the Proposal. The Proponent included a broker letter with the Proposal dated September 24, 2010 from DJF Discount Brokers (the "DJF Letter") and instructed that all future communications be directed to Mr. John Chevedden. As described below, the Company believes the DJF Letter is of questionable veracity and, as such, contains incurable defects.

On November 23, 2010, the Proponent submitted the New Proposal. The New Proposal was not accompanied by documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1) as of the date the New Proposal was submitted. The Company sent a deficiency letter to Mr. Chevedden on December 2, 2010 (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of the Company continuously for at least one year prior to the date of submission of the New Proposal. The Deficiency Letter advised the Proponent that such written statement must be submitted to the Company no later than 14 calendar days from the date the Deficiency Letter was received. Mr. Chevedden has failed to provide a broker letter establishing the Proponent's ownership as of the submission of the New Proposal and the 14 day period has long since expired.

II. GROUNDS FOR EXCLUSION

A. Rule 14a-8(b) and 14a-8(f) – The Proponent has Failed to Provide Verification of Ownership of Company Shares as of the Submission Date

The Proposal may be excluded under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent has not submitted a sufficient written statement verifying that he has held the requisite level of the Company's securities for at least one year as of the date he submitted the New Proposal.

1. The Relevant Submission Date is the Date of the New Proposal

Staff Legal Bulletin 14 unequivocally states that "if a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request" then the company "*may* accept the shareholder's revisions." SLB 14, Section E.2. (emphasis in original). By the Proponent's own admission in correspondence and by the handwritten words "November 23, 2010 Revision" across the New Proposal, the New Proposal constitutes a revision of the Proposal. In accordance with Staff Legal Bulletin 14, the Company could have chosen to disregard the New Proposal, but decided not to do so. As such, this Section II.A. focuses only on the legitimacy of the New Proposal.

Staff Legal Bulletin 14 contemplates the possibility that changes to an original proposal are such that "the revised proposal is actually a different proposal from the original." SLB 14, Section E.2. In establishing the scope of the proposal to which changes can be made, Rule 14a-8(a) is instructive: "the word 'proposal' as used in this section refers both to your proposal, *and*

to your corresponding statement in support of your proposal (if any)" (emphasis added). As such, the resolution and supporting statement must be considered as a whole to determine whether the Proponent's changes to the Proposal are such that the New Proposal is actually a different proposal from the original.

The supporting statement included in the New Proposal contains material changes to the supporting statement included in the Proposal, significantly increasing the length and materially changing the substance. The supporting statement to the Proposal was generic, without specificity as to the Company, except for the sentence referring to the Company stockholders' vote on the same stockholder action by written consent proposal submitted for the Company's 2010 Annual Meeting of Stockholders. In contrast, the supporting statement included in the New Proposal includes the following new, specific references to the Company in support of the Proponent's resolution:

- the Corporate Library's governance rating for the Company;
- concerns regarding CEO benefits and stock ownership guidelines;
- the tenure and age of the Company's directors;
- the membership of the Company's Audit Committee Chair and Mr. Kevin Sharer, the Company's Chairman of the Board and Chief Executive Officer, on other boards of directors;
- allegations as to the conduct of Mr. Sharer at the Company's 2010 Annual Meeting of Stockholders; and
- the accusations of improper conduct related to the sales of Aranesp®, a product manufactured and sold by the Company.

We submit that these changes from the Proposal to the New Proposal are so material that the New Proposal should be deemed to be a different proposal than the original and, therefore, the relevant submission date is the date of the New Proposal.

2. The Proponent has failed to submit proof of ownership as of November 23, 2010, the date he submitted the New Proposal

Rule 14a-8(b)(1) mandates that in order to be eligible to submit a proposal, a stockholder "must have continuously held at least $2,000, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year *by the date* [the stockholder submits] the proposal" (emphasis added). Rule 14a-8(b) outlines the method by which a stockholder that is not a registered holder of the company's shares can validate his or her requisite holdings for the requisite period. The Proponent has failed to submit proof of ownership as of the date he submitted the New Proposal in accordance with Rule 14a-8(b).

Mr. Chevedden, on behalf of the Proponent, has attempted to rely on the DJF Letter dated September 24, 2010, together with the representation on that date that the Proponent intends to hold such shares through the Company's 2011 Annual Meeting of Stockholders, to verify the Proponent's holdings as of the November 23, 2010 submission date of the New Proposal. The Proponent's September 24, 2010 statement that he intended to continue to hold his shares through the date of the Company's 2011 Annual Meeting of Stockholders is not sufficient to demonstrate he has held $2,000 or 1% of the Company's shares for one year as of the date he submitted the New Proposal. A stockholder's statement of intention to continue to hold his shares until the stockholders' meeting is an additional requirement, found in Rule 14a-8(b)(2)(ii)(C), that is separate from the requirement in Rule 14a-8(b) to prove his share ownership as of the date he submitted his proposal. As Section C.1.d. of Staff Legal Bulletin No. 14 makes clear, a proponent must include his separate statement of intention to continue to hold his shares after the submission of his proposal "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Moreover, in meeting his burden to prove his share ownership as of the date he submitted his proposal, Staff Legal Bulletin No. 14 requires precision in the Proponent's proof with respect to the dates involved—Section C.1.c.(3). reads as follows:

> **"(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> "No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Therefore, it follows that a broker letter dated September 24, 2010 is insufficient to verify that the Proponent continuously owned the Company's securities for a period of one year as of November 23, 2010. The gap in time between submission of the Proposal with the DJF Letter on September 24, 2010 and the submission of the New Proposal on November 23, 2010, without any proof of ownership, cannot be closed without affirmative verification of the Proponent's share ownership as of the submission date of the New Proposal. Neither Mr. Chevedden nor the Proponent has ever provided any evidence of the Proponent's required share ownership as of the November 23, 2010 submission date of the New Proposal.

B. Rule 14a-8(b) and 14a-8(f) – The Proponent has Failed to Provide Sufficient Documentary Support From the Record Holder of the Company's Shares

Even if the Staff disagrees that the relevant submission date is November 23, 2010, the Proposal may be excluded under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent

has not submitted a sufficient written statement verifying that he has held the requisite level of the Company's securities for at least one year as of the date the Proposal was submitted. The Proponent carries the burden of proving that he has satisfied the ownership requirements of Rule 14a-8(b)(1). SLB 14, Section C.1.c. ("... the shareholder is responsible for proving his or her eligibility to submit a proposal to the company."). To carry this burden pursuant to Rule 14a-8(b)(2), the Staff requires the stockholder to submit an "affirmative written statement" that "specifically verifies" that the stockholder owned the securities. SLB 14, Section C.1.c.2.

For the following reasons, the Company believes that, for purposes of Rule 14a-8(b), the DJF Letter does not constitute an affirmative written statement from the record holder of the Company's shares that specifically verifies the Proponent's ownership:

- The entity that issued the original form of ownership certificate—DJF Discount Brokers—no longer exists as an independent brokerage. As previously reported in press releases,[1] Muriel Siebert & Co. acquired the retail brokerage accounts of DJF Discount Brokers on October 13, 2010 – between the September 24, 2010 date of the DJF Letter and the November 23, 2010 date of the New Proposal. As such, not only is the Company unable to validate the contents of the DJF Letter, but the Proponent has refused to provide evidence of ownership eligibility as of the date of the New Proposal, subsequent to the acquisition of DJF Discount Brokers' retail brokerage accounts.
- A careful inspection of the DJF Letter additionally reveals characteristics which has caused the Company to further question its veracity. In particular, the DJF Letter, as submitted, is a preprinted form that included handwritten changes that were not initialed by the signatory (*i.e.*, the typed word "Corp" had been stricken by hand and the letters "LLC" were inserted by hand), thus leaving the Company without an indication of whether DJF Discount Brokers, the Proponent or Mr. Chevedden himself made the handwritten change.
- The handwriting used to populate the blanks included in the form is not consistent throughout the DJF Letter. The handwriting used to insert numeral "24" in the date is not consistent with the numerals written in the remainder of the document. Specifically, the "2" does not match the handwriting used to write "2010" in the date line and the "4" does not match the handwriting used to write "7/9/04" in the last blank. Moreover, it is noted that the "24" and "Sept" inserted in the DJF Letter matches the handwriting of Mr. Chevedden, the Proponent's appointed representative. The inconsistent handwriting suggests that Mr. Chevedden took a pre-signed, blank "form" letter provided by DJF Discount Brokers at some unspecified date in the past and filled in the relevant information before submitting the Proposal to the Company.

---

[1] *See, e.g.*, http://www.thestreet.com/story/10887554/muriel-siebert-amp-co-inc-acquires-retail-accounts-of-djf-discount-brokerage-a-division-of-rampr-planning-group-ltd.html. Although the cited press release refers to the acquisition of the retail brokerage accounts of "DJF Discount Brokerage," the Company has reason to believe the reference is to the same DJF Discount Brokers that supplied the DJF Letter, as both DJF Discount Brokerage (in the press release) and DJF Discount Brokers (on its letterhead) are referred to as Lake Success, NY-based businesses.

- Recent proposals submitted by stockholders naming Mr. Chevedden as their designated representative demonstrate a similar pattern of using form letters from DJF Discount Brokers containing inconsistent handwriting. *See, e.g.*, Bristol-Myers Squibb Company (December 30, 2010), American Express (December 17, 2010), Verizon Communications, Inc. (December 17, 2010). These precedent broker letters are attached hereto as Exhibit B for reference.

- Mr. Mark Filiberto's signature on the DJF Letter renders it unreliable because the DJF Letter was not submitted by a person independent from the Proponent. Rule 14a-8(b), before it was rewritten in a more "plain English" format, required that the proof of share ownership be submitted by a record owner or "an independent third party." *See* Rule 14a-8(b) (1997). The Commission's 1998 amendments to Rule 14a-8 were not intended to change this part of Rule 14a-8. *See* Securities Exchange Act Release No. 40018, n.13 (May 21, 1998) ("Unless specifically indicated otherwise, none of these revisions [to recast Rule 14a-8 into a more plain English format] are intended to signal a change in our current interpretations."). Mr. Filiberto submitted a stockholder proposal to the Company for the Company's 2009 Annual Meeting of Stockholders in his own name and appointed Mr. Chevedden as his representative, and thus is not independent from Mr. Chevedden. Finally, in addition to the fact that the Proponent supplied a pre-typed and apparently pre-signed, fill-in-the-blank form as proof of ownership, the presence of handwriting belonging to Mr. Chevedden, who is clearly not independent from the Proponent as his designated representative, renders the DJF Letter unreliable as proof of the Proponent's ownership.

Considering these factors as a whole, the Proponent's submission of the DJF Letter does not satisfy the Proponent's burden to submit an affirmative statement specifically verifying the Proponent's ownership of the Company's shares as required by Rule 14a-8(b)(2). The question of a baseline standard for valid broker letters was recently addressed by Judge Lee H. Rosenthal of the United States District Court, Southern District of Texas. In *Apache v. Chevedden*, Judge Rosenthal noted that an expansive reading of what qualifies as a valid broker letter under Rule 14a-8(b)(2) would "require companies to accept *any* letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions." *Apache*, 696 F. Supp. 2d 723, 740 (emphasis in original). Judge Rosenthal went on to state that such interpretation would require a stockholder "to obtain a letter from a self-described 'introducing broker,' even if . . . there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *Id.*

In this instance, when considered together with the letters received by several other companies during the same timeframe (see Exhibit B), no reasonable jury could conclude that the DJF Letter constitutes reliable evidence of the Proponent's eligibility. Accordingly, the Proponent has not specifically verified that he has held the requisite level of the Company's securities for at least one year as of the date the Proposal was submitted.

C. Rule 14a-8(b)(1) and 14a-8(f)(2) – The Proponent has Failed to Hold the Company's Securities Through the Date of the Company's Annual Meeting of Stockholders

The Proposal may be excluded under Rule 14a-8(b)(1) and Rule 14a-8(f)(2) because the Proponent has failed to hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal through the date of the Company's 2011 Annual Meeting of Stockholders.

The Commission has long emphasized that stockholder proposals should not be used "to achieve personal ends which are not necessarily in the common interest of the issuers' securityholders generally." Exchange Act Release No. 34-4385 (November 5, 1984). In 1976, the Commission began to require that the proponent of a stockholder proposal "own a voting security at the time he submits his proposal and he must continue to own that security through the date on which the meeting is held." Exchange Act Release No. 34-12999 (November 22, 1976). At this time, the Commission also provided for a two-year exclusion "penalty" for violation of the holding requirement, noting that, "[t]he purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date." *Id.* At present, Rule 14a-8(b)(1) requires a stockholder to continuously hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal. [The stockholder] must continue to hold those securities through the date of the meeting."

The Company has concluded that the Proponent has failed to hold at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the Proposal through the date of the Company's 2011 Annual Meeting of Stockholders. On November 23, 2010, the Proponent submitted the New Proposal. The Company requested that the Proponent demonstrate his continued ownership of the requisite level of Company securities in support of the New Proposal on multiple occasions, as evidenced by the correspondence attached hereto as Exhibit A, but the Proponent has failed to respond with any such evidence.

The Proponent's inability or unwillingness to provide an updated broker letter in support of the New Proposal led the Company to conclude that the Proponent has failed to continue to hold the requisite amount of Company securities, particularly in light of the Company's previous interaction with the Proponent, and renders the Proponent ineligible to include the Proposal or the New Proposal in the 2011 Proxy Materials. In 2009, the Proponent submitted a proposal with ownership verification on November 18, 2009 and a new proposal without ownership verification on November 26, 2009. In response to the new proposal, the Company responded with a message substantially similar to that sent to the Proponent in response to the New Proposal. However, in response to the Company's correspondence in 2009, the Proponent provided an updated broker letter on December 11, 2009. Correspondence from 2009 is attached hereto as Exhibit C. As a result of the questionable veracity of the DJF Letter as described above and the Proponent's refusal to provide a broker letter in November or December 2010, the Proponent has failed to demonstrate that he continues to hold at least $2,000 in market value, or 1%, of the Company's shares.

As described above, stock ownership has been viewed as a guard against the potential abuses of Rule 14a-8 throughout the evolution of the rule. Without ownership and holding requirements, and the ability to verify such requirements with a degree of certainty, proponents are free to promote their self-motivated agenda without regard for any "economic stake or investment interest in the corporation." Certainly a rule without enforcement eviscerates the purpose of the rule. This is especially true in the current instance where the Company has described in detail "valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility."

III. CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and the New Proposal are excluded from the Company's 2011 Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 540-1235 or by electronic mail at charles.ruck@lw.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,



Charles K. Ruck
of Latham & Watkins LLP

cc: John Chevedden
William Steiner
Andrea Robinson, Amgen Inc.

EXHIBIT A

(attached)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
1 Amgen Center Dr
Thousand Oaks CA 91320

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Andrea Robinson <robinson@amgen.com>
FX: 805 447-1010
FX: 805-499-6751

[AMGN: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave 63%-support to this proposal topic at our 2010 annual meeting.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1100 shares of AMGEN INC ; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04 , also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323

From: *** FISMA & OMB Memorandum M-07-16 ***
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Subject: Rule 14a-8 Proposal Revision (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
1 Amgen Center Dr
Thousand Oaks CA 91320

NOVEMBER 23, 2010 REVISION

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Andrea Robinson <robinson@amgen.com>
FX: 805 447-1010
FX: 805-499-6751

[AMGN: Rule 14a-8 Proposal, September 24, 2010, November 23, 2010 Revision]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave 63%-support to this proposal topic at our 2010 annual meeting.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's reported corporate governance and management status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" in Executive Pay – $15 million for CEO Kevin Sharer. Discretion was used in determining 2009 cash incentives for our named executive officers (NEO). NEO equity grants were sized to approach the 75th percentile of Peer Group values.

There was a low CEO ownership guideline of 5-times base salary (instead of 10-times), executive perks such as personal corporate jet use, free financial planning and the potential of large golden-parachutes.

Six directors had long-tenures of 11 to 23-years, three of whom were age 71 to 74. As tenure increases independence declines. These long-tenure directors held 8 of 20 seats on our most important board committees. Rebecca Henderson, a relatively new director, was already attracting more negative votes than most of our directors and did not own stock after one-year.

Our Audit Committee Chair Frank Biondi served on four boards and Mr. Sharer served on three boards – overextension concerns. Finally, our board did not have an independent Lead Director.

Mr. Sharer allowed no questions at our 2010 annual meeting when the election of directors and auditors were introduced for voting. Mr. Sharer boasted that he held 85% of proxies and would not even allow our audit firm to answer a question.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers." Amgen revenue fell as Aranesp and Epogen dropped for the fourth straight year after being linked to heart attacks.

Please encourage our board to respond positively to this proposal to help improve our company's governance and performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Thursday, December 02, 2010 1:52 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Amgen Rule 14a-8 Proposal
Attachments: document2010-12-02-133842.pdf

Dear Mr. Chevedden,

Please find attached a letter in response to your second Rule 14a-8 proposal.

Thank you.

Sincerely,

Andrea Robinson
Assistant Secretary and Associate General Counsel

Andrea A. Robinson
Associate General Counsel



Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447 4734
Fax 805 499.6751
Email: robinson@amgen.com

December 2, 2010

BY UNITED PARCEL SERVICE AND BY EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

We are in receipt of a second Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2011 proxy statement. This notice is to inform you that Mr. Steiner's submission fails to meet certain procedural requirements under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiencies as described below.

Rule 14a-8(c) under the Exchange Act provides that each stockholder may submit no more than one proposal for a particular stockholders' meeting. Mr. Steiner submitted a proposal titled "Shareholder Action by Written Consent" dated September 17, 2010 (the "September Proposal") and submitted a second proposal titled "Shareholder Action by Written Consent" on November 23, 2010 (the "November Proposal") in violation of this rule. There are differences in the wording of the two proposals. In order to remedy this procedural defect, Mr. Steiner must revise the submission to include only one proposal. If it is Mr. Steiner's intention to replace the September Proposal with the November Proposal, Mr. Steiner must inform the company that he is withdrawing the September Proposal.

In addition, if Mr. Steiner's intention is to replace the September Proposal with the November Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated September 24, 2010, which supported the September Proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 23, 2010) establishing his eligibility to submit the November Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record"

holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

If Mr. Steiner wishes to withdraw the November Proposal, no additional verification of Mr. Steiner's ownership of Amgen securities is required.

This letter constitutes the company's notification to the stockholder proponent of the procedural deficiencies in the submission pursuant to the requirements of Rule 14a-8(f). Due to the deficiencies outlined above, the company will exclude one or both of the September Proposal and the November Proposal from the upcoming proxy statement unless the deficiencies are cured and Mr. Steiner follows the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiencies is postmarked or transmitted electronically within 14 calendar days, or the response does not actually cure the deficiencies, the company will exclude one or both of the September Proposal and the November Proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposals may not be included in the proxy statement unless the deficiencies are cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defects are cured, the company reserves the right to exclude your proposals on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

Very truly yours,



Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosure

cc: William Steiner (via United Parcel Service)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 03, 2010 3:00 PM
To: Robinson, Andrea - LAW
Subject: Rule 14a-8 Proposal (AMGN),

Dear Ms. Robinson, The "enclosure" with the company December 2, 2010 letter is not consistent with the letter. The enclosure of *Rule 14a-8 – Proposals of Security Holders* refers to making a "revision." However the enclosure does not state that such revision constitutes two proposals. Will the company withdraw the enclosure in order to have a consistent letter.

Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW
Sent: Friday, December 03, 2010 3:45 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (AMGN) ,

Dear Mr. Chevedden,

The enclosure, which is a courtesy copy of Rule 14a-8, specifies in Question 3, page 2, that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The only "revision" discussed in these rules is a "revision" under Question 13 thereto which is limited to revisions required by the Securities and Exchange Commission as a result of a no-action response from the Securities and Exchange Commission requiring a stockholder proponent to revise a stockholder proposal or supporting statement as a condition to requiring the company to include it in its proxy materials.

Sincerely,

Andrea Robinson
Assistant Secretary and Associate General Counsel

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: December 6, 2010 6:44:25 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Subject: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN)

Dear Ms. Robinson, The company December 3, 2010 message to explain the December 3, 2010 request is not clear.
The company December 3, 2010 message appears to claim that under one type of "revision," 1 Original + 1 Revision = 1 Proposal. Then with another type of revision, 1 Original + 1 Revision = 2 Proposals.
The company seems to have a rationale that does not make sense. Please explain.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 07, 2010 6:15 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Follow up to December 2, 2010 Response to Mr. Chevedden -- Rule 14-8 Proposals (AMGN)

Subject: Rule 14-8 Proposals (AMGN)

Dear Mr. Chevedden,

On December 2, 2010, we notified you, on behalf of Mr. William Steiner, that Amgen had received two Rule 14a-8 proposals submitted by Mr. Steiner for inclusion in Amgen Inc.'s 2011 proxy statement and that your submissions failed to meet certain procedural requirements under Rule 14a-8.

Our notice was very clear -- due to the deficiencies in your submissions, the Company will proceed to exclude the second proposal submitted by Mr. Steiner unless the deficiencies are cured no later than 14 calendar days from the date you received the December 2, 2010 letter.

Sincerely,

Andrea Robinson

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 13, 2010 7:18 PM
To: Robinson, Andrea - LAW
Subject: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN),

Dear Ms. Robinson, The company already accepted Mr. Steiner's broker letter and his commitment to continue to own his stock until after the annual meeting. The company December 7, 2010 message is merely repetition – not the clarification requested on December 6, 2010. The company seems to pretend to not understand the concept of a revision.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 14, 2010 5:33 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN)

Dear Mr. Chevedden,

We are in receipt of your communication below. Pursuant to our various correspondence to you, on behalf of Mr. William Steiner, we merely request confirmation that Mr. Steiner withdraws one of his two submitted Rule 14a-8 proposals as the two submissions failed to meet certain procedural requirements under Rule 14a-8.

As we have still not received such confirmation, the Company will proceed to exclude the second proposal submitted by Mr. Steiner unless the deficiencies are cured no later than 14 calendar days from the date you received the December 2, 2010 letter.

Sincerely,

Andrea Robinson

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 15, 2010 8:03 AM
To: Robinson, Andrea - LAW
Subject: Re: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN) ,

Dear Ms. Robinson, If you have any information whatsoever from rule 14a-8 or a related Staff Legal Bulletin, that a revision is considered to be two proposals by the Securities and Exchange Commission, please forward it to me in a timely manner so that a valid basis for the company request can be clarified.
John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 15, 2010 8:44 PM
To: Robinson, Andrea - LAW
Subject: One Rule 14a-8 Proposal and Unclear Request for Two Broker Letters (AMGN) ,

Dear Ms. Robinson, This is to confirm that the revised proposal is intended for annual meeting proxy. Given the unclear company request, if there is an unforeseen valid procedural reason for the revised proposal not to qualify, then the original proposal is intended for the annual proxy.
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Friday, December 17, 2010 6:35 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: One Rule 14a-8 Proposal and Unclear Request for Two Broker Letters (AMGN)

Dear Mr. Chevedden,

We intend to exclude Mr. Steiner's proposal unless you provide an updated broker statement reflecting Mr. Steiner's continuous ownership of at least $2,000, or 1%, of Amgen common stock. Rule 14a-8(b)(2) requires Mr. Steiner to represent that he has held and intends to continue to hold his Amgen securities through the date of the meeting of stockholders and we believe that Mr. Steiner has not satisfied this condition.

On November 13, 2010, we received Mr. Steiner's new proposal seeking to amend the contents of the original proposal. We have repeatedly requested that you provide an updated broker letter confirming requisite ownership levels by Mr. Steiner of Amgen securities. You have refused to provide such verification and we find it curious that in prior years, you have promptly complied with our request with an updated broker letter upon submission of a second proposal. We have no choice but to consider this failure to demonstrate continued ownership as an incurable deficiency.

The brokerage issuing the original form of certificate, DJF Discount Brokers, no longer exists as an independent brokerage and we are accordingly unable to verify the contents. Further, the original form of certificate is of dubious validity - a pre-printed form populated by handwriting inconsistent with the signature and containing changes to the form that were not initialed by the signatory.

Please provide an updated broker statement reflecting Mr. Steiner's continuous ownership of at least $2,000, or 1%, of Amgen common stock. If you do not we intend to exclude Mr. Steiner's proposal.

Sincerely,

Andrea Robinson

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: December 21, 2010 10:51:14 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Subject: Broker Letter (AMGN)

Dear Ms. Robinson, The December 17, 2010 message is not understood. If it is in good faith the company appears to be waiving the 14-day rule on providing a broker letter. Please explain whether the company is waiving the 14-day rule on providing a broker letter.
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Wednesday, December 22, 2010 5:29 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: Broker Letter (AMGN)

Dear Mr. Chevedden,

The Company is not waiving the 14-day rule requiring a shareholder to provide a broker letter. The Company considers your failure to provide updated proof of ownership to be indicative of an incurable deficiency. Staff Legal Bulletin 14 does not require the Company to provide notice of an incurable deficiency – we simply did so to provide you with an opportunity to demonstrate otherwise.

If you believe that Mr. Steiner has continued to hold the requisite level of Company securities at all times since the date of Mr. Steiner's original proposal, please provide us with evidence of such ownership as of the date of Mr. Steiner's second proposal, as we have previously requested within 14 days of receiving Mr. Steiner's second proposal.

As previously stated in our correspondence, based on the responses we have received to date, we have no choice but to treat your failure to supply proof of continued ownership as an incurable deficiency and intend to exclude Mr. Steiner's proposals.

Sincerely,

Andrea Robinson

EXHIBIT B

(attached)



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3200 shares of Bristol Meyers Squibb (BMY); having held at least two thousand dollars worth of the above mentioned security since the following date: 7/2/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-It® Fax Note 7671	Date 10-15-10	# of pages ▶
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 212-640-0135	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF
DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number__________________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ), having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 908-696-2068	Fax #

EXHIBIT C

(attached)

From: *** FISMA & OMB Memorandum M-07-16 ***
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Cc: "Schlossberg, Mark - LAW" <mschloss@amgen.com>
Subject: Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: David J. Scott
Corporate Secretary
T: 805 447-1000
F: 805 447-1010 (Law Department)
Mark Schlossberg <mschloss@amgen.com>
Associate General Counsel
T: 805-447-0820
F: 805-499-6751
Andrea Robinson <robinson@amgen.com>
Associate General Counsel
PH: (805) 447-4734

[AMGN: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $14 million for Kevin Sharer. The Corporate Library said adjusting executive incentive plans due to the conditions of the economy did not benefit shareholders and executive equity awards vested without performance measures.

Our following directors served on 7 boards rated "D" or "F" by The Corporate Library: Kevin Sharer, Chevron (CVX) and Northrop Grumman (NOC); Frank Herringer, Charles Schwab (SCHW); Frank Biondi, Cablevision Systems (CVC) and Hasbro (HAS); Leonard Schaeffer, Allergan (AGN) and Vance Coffman, Deere (DE). Vance Coffman was designated a "Flagged (Problem) Director" by The Corporate Library due to his audit committee chairmanship at Bristol-Myers Squibb (BMY) when Bristol-Myers settled a SEC suit alleging substantial accounting fraud. Furthermore Vance Coffman was assigned to our audit and nomination committees.

We had no shareholder right to cumulative voting, act by written consent, an independent chairman or a lead director.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers."

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

-----Original Message-----
From: Robinson, Andrea - LAW [mailto:robinson@amgen.com]
Sent: Friday, November 13, 2009 7:46 PM
To: FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Rule 14a-8 Proposal

Dear Mr. Chevedden,

We are in receipt of the proposal. Please see the attached response letter.

Andrea A. Robinson
Associate General Counsel



Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.4734
Fax: 805.499.6751
E-mail: robinson@amgen.com

November 13, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

We are in receipt of the Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2010 proxy statement. This notice is to inform you that Mr. Steiner has not established eligibility to submit a proposal under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiency as described below.

In order to submit a proposal, Rule 14a-8(b) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the Securities Exchange Commission reflecting ownership of the shares as of or before the one-year eligibility period.

We have not received verification that Mr. Steiner owns the requisite number of Amgen securities, in accordance with Rule 14a-8. In order to cure this deficiency and comply with rule 14a-8(b), we must receive proper written evidence demonstrating that Mr. Steiner meets the continuous share ownership requirement of Rule 14a-8(b) as described above.

This letter constitutes the company's notification to the stockholder proponent of the procedural deficiency in the proposal pursuant to the requirements of Rule 14a-8(f). Due to the deficiency outlined above, the company will exclude the proposal from the upcoming proxy statement unless the deficiency is cured and you follow the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the

deficiency is postmarked or transmitted electronically within 14 calendar days or the response does not actually cure the deficiency, the company will exclude the proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposal will not be included in the proxy statement unless the deficiency is cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defect is cured, the company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

Very truly yours,



Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosure

cc: William Steiner (via UPS Overnight Courier)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 18, 2009 8:36 AM
To: Robinson, Andrea - LAW
Cc: Schlossberg, Mark - LAW
Subject: Rule 14a-8 Broker Letter-(AMGN)

Dear Ms. Robinson,
Please see the attached broker letter. Please advise this week whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner



DISCOUNT BROKERS

Date: 18 November 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number MA & OMB Memorandum M-07 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of AMGEN INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/2004, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-18-09 # of pages ▶
To Andrea Robinson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 805-499-6751	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 7:14 PM
To: Robinson, Andrea - LAW
Cc: Schlossberg, Mark - LAW
Subject: Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320

NOVEMBER 26, 2009

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: David J. Scott
Corporate Secretary
T: 805 447-1000
F: 805 447-1010 (Law Department)
Mark Schlossberg <mschloss@amgen.com>
Associate General Counsel
T: 805-447-0820
F: 805-499-6751
Andrea Robinson <robinson@amgen.com>
Associate General Counsel
PH: (805) 447-4734

[AMGN: Rule 14a-8 Proposal, November 12, 2009, November 26, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle. Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $14 million for CEO Kevin Sharer. The Corporate Library said adjusting executive incentives due to the conditions of the economy did not benefit shareholders and that executive equity awards became vested without performance measures.

Our following directors served on 7 boards rated "D" or "F" by The Corporate Library: Kevin Sharer, Chevron (CVX) and Northrop Grumman (NOC); Frank Herringer, Charles Schwab (SCHW); Frank Biondi, Cablevision Systems (CVC) and Hasbro (HAS); Leonard Schaeffer, Allergan (AGN) and Vance Coffman, Deere (DE). Vance Coffman was designated a "Flagged (Problem) Director" by The Corporate Library due to his audit committee chairmanship at Bristol-Myers Squibb (BMY) when Bristol-Myers settled a SEC suit alleging substantial accounting fraud. Furthermore Vance Coffman was assigned to our audit and nomination committees.

We had no shareholder right to cumulative voting, an independent chairman or a lead director.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers."

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 01, 2009 10:33 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: November 26 and November 12 Amgen Stockholder Proposals
Attachments: Rule 14a-8.pdf

Dear Mr. Chevedden,

We are in receipt of a second Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2010 proxy statement. This notice is to inform you that Mr. Steiner's submission fails to meet certain procedural requirements under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiencies as described below.

Rule 14a-8(c) under the Exchange Act provides that each stockholder may submit no more than one proposal for a particular stockholders' meeting. Mr. Steiner submitted a proposal titled "Shareholder Action by Written Consent" on November 12, 2009 (the "November 12 Proposal") and submitted a second proposal titled "Shareholder Action by Written Consent" on November 26, 2009 (the "November 26 Proposal") in violation of this rule. There are differences in the wording of the two proposals. In order to remedy this procedural defect, Mr. Steiner must revise the submission to include only one proposal. If it is Mr. Steiner's intention to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must inform the company that he is withdrawing the November 12 Proposal.

In addition, if Mr. Steiner's intention is to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November 26 Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated November 18, 2009, which supported the November 12 proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 26, 2009) establishing his eligibility to submit the November 26 Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

If Mr. Steiner wishes to withdraw the November 26 Proposal, no additional verification of Mr. Steiner's ownership of Amgen securities is required.

This email constitutes the company's notification to the stockholder proponent of the procedural deficiencies in the submission pursuant to the requirements of Rule 14a-8(f). Due to the deficiencies outlined above, the company will exclude one or both of the November 12 Proposal and the November 26 Proposal from the upcoming proxy statement unless the deficiencies are cured and Mr. Steiner follows the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiencies is postmarked or transmitted electronically within 14 calendar days, or the response does not actually cure the deficiencies, the company will exclude one or both of the November 12 Proposal and the November 26 Proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposals may not be included in the proxy statement unless the deficiencies are cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defects are cured, the company reserves the right to exclude your proposals on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

If you have any further inquiries or responses concerning this matter, please direct your correspondence to me. I can be reached at the Company's principal offices at One Amgen Center Drive, MS 28-5-C, Thousand Oaks, California 91320-1799 or via email at robinson@amgen.com.

Sincerely,

Andrea A. Robinson

Assistant Secretary and Associate General Counsel

cc: Mr. William Steiner (via U.S. Certified Mail, Return Receipt Requested)

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other

shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the

deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: December 1, 2009 9:31:00 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Cc: "Ghio, Gabrielle - LAW" <gghio@amgen.com>
Subject: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
The November 26, 2009 text is the one proposal intended for rule 14a-8 publication.
Please advise on December 2, 2009 if there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Friday, December 04, 2009 1:48 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Mr. Chevedden,

In my December 1, 2009 email to you, it was noted:

"In addition, if Mr. Steiner's intention is to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November 26 Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated November 18, 2009, which supported the November 12 proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 26, 2009) establishing his eligibility to submit the November 26 Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period."

Therefore, we respectfully request that, if Mr. Steiner would like to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner provide an updated establishing his eligibility to submit the November 26 Proposal. Thank you.

Sincerely,

Andrea Robinson

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 04, 2009 3:16 PM
To: Robinson, Andrea - LAW
Cc: shareholderproposals@sec.gov
Subject: William Steiner Rule 14a-8 Proposal (AMGN)

Ms. Andrea Robinson
Associate General Counsel
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320
(805) 447-4734

Dear Ms. Robinson,

The company December 4, 2009 request is not logical in requesting two identical broker letters (except for the signature dates on the letters). The rule 14a-8 text submitted on November 26, 2009 contained no retraction of Mr. William Steiner's recent written commitment of:
"I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective [2010] shareholder meeting." Please let me know on December 7, 2009 whether there is or is not any further clarification or requirement in the view of the company.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 11, 2009 11:37 AM
To: Robinson, Andrea - LAW
Subject: Re William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
We are forwarding this attached second broker letter as a totally unnecessary accommodation to the company. Please advise Monday whether there are now any rule 14a-8 open items.
John Chevedden
cc:
William Steiner

Ms. Andrea Robinson
Associate General Counsel
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320
(805) 447-4734

Dear Ms. Robinson,

The company December 4, 2009 request is not logical in requesting two identical broker letters (except for the signature dates on the letters). The rule 14a-8 text submitted on November 26, 2009 contained no retraction of Mr. William Steiner's recent written commitment of:
"I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective [2010] shareholder meeting." Please let me know on December 7, 2009 whether there is or is not any further clarification or requirement in the view of the company.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission

William Steiner


DJF

DISCOUNT BROKERS

Date: 11 Dec 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of Amgen Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 11, 2009 11:40 AM
To: Robinson, Andrea - LAW
Subject: Re: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
The November 26, 2009 text is the only text intended for the definitive proxy. Please advise on Monday whether there are now any rule 14a-8 open items.
John Chevedden
cc: William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Amgen Inc. (AMGN)
Written Consent
William Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2011 request to avoid this rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on the procedural issue of "characteristics" of a broker letter. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of the original of this proposal on September 24, 2010 which was accompanied by the broker letter. According to the company exhibits the company did not even acknowledge the September 24, 2010 rule 14a-8 proposal within 14-days of its submittal.

Having remained silent the company now demands relief after nearly 4-months. The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Attached is a confirming letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for Amgen and for other companies.

The company did not claim that there is any "characteristic" issue with the 2011 broker letter (attached) as compared to the 2010 broker letter (attached).

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Andrea Robinson <robinson@amgen.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. William Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto — Jan 19 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD



DISCOUNT BROKERS

Date: 11 Dec 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account numbe*** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of Amgen Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1100 shares of AMGEN INC ; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04 , also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1]At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Amgen Inc. (AMGN)
Written Consent
William Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2011 request to avoid this rule 14a-8 proposal.

Rule 14a-8 has two key requirements, first:
"In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

And second:
"Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting."

The company argument is addressed to a scenario where a proponent withdraws his original proposal and then submits a revision of it during the following month.

It does not make sense to impose a revision penalty on a rule 14a-8 proposal continuously before the company. A revision can provide more updated information for shareholders to consider in voting at the annual meeting. A revision can also provide corrections or modifications which can then result in avoiding the no action process altogether and save the company the effort of the no action process. There is no good reason to discourage revisions.

With the use of revisions companies have the benefit of advance notice of rule 14a-8 proposals. It is inconsistent for companies to ask for a penalty in return for a benefit received.

On the other hand companies make frequent use of even untimely revisions in submitting management opposition statements to proponents. Companies even receive automatic waivers for their late revisions in regard to the rule 14a-8 requirement to give proponents 30-days advance notice of management opposition statements.

Revisions, or the root of the word revision, is mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Andrea Robinson <robinson@amgen.com>

[AMGN: Rule 14a-8 Proposal, September 24, 2010, November 23, 2010 Revision]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave 63%-support to this proposal topic at our 2010 annual meeting.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's reported corporate governance and management status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" in Executive Pay – $15 million for CEO Kevin Sharer. Discretion was used in determining 2009 cash incentives for our named executive officers (NEO). NEO equity grants were sized to approach the 75th percentile of Peer Group values.

There was a low CEO ownership guideline of 5-times base salary (instead of 10-times), executive perks such as personal corporate jet use, free financial planning and the potential of large golden-parachutes.

Six directors had long-tenures of 11 to 23-years, three of whom were age 71 to 74. As tenure increases independence declines. These long-tenure directors held 8 of 20 seats on our most important board committees. Rebecca Henderson, a relatively new director, was already attracting more negative votes than most of our directors and did not own stock after one-year.

Our Audit Committee Chair Frank Biondi served on four boards and Mr. Sharer served on three boards – overextension concerns. Finally, our board did not have an independent Lead Director.

Mr. Sharer allowed no questions at our 2010 annual meeting when the election of directors and auditors were introduced for voting. Mr. Sharer boasted that he held 85% of proxies and would not even allow our audit firm to answer a question.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers." Amgen revenue fell as Aranesp and Epogen dropped for the fourth straight year after being linked to heart attacks.

Please encourage our board to respond positively to this proposal to help improve our company's governance and performance: **Shareholder Action by Written Consent – Yes on 3.***

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

January 10, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Amgen Inc. — Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Amgen Inc., a Delaware corporation (the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal from the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials"). Mr. William Steiner (the "Proponent"), naming John Chevedden as his designated representative, submitted a stockholder proposal on September 24, 2010 (the "Proposal"). Subsequently, the Proponent submitted a new proposal on November 23, 2010 (the "New Proposal"). A copy of the Proponent's letter, the Proposal and the New Proposal, as well as related correspondence from and to Mr. Chevedden and the Proponent, is attached hereto as Exhibit A.

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal and the New Proposal from its 2011 Proxy Materials for the reasons set forth in detail below.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided and to Mr. Steiner at the address provided. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2011 Proxy Materials with the Commission.

I. BACKGROUND

On September 24, 2010, the Company received the Proposal. The Proponent included a broker letter with the Proposal dated September 24, 2010 from DJF Discount Brokers (the "DJF Letter") and instructed that all future communications be directed to Mr. John Chevedden. As described below, the Company believes the DJF Letter is of questionable veracity and, as such, contains incurable defects.

On November 23, 2010, the Proponent submitted the New Proposal. The New Proposal was not accompanied by documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1) as of the date the New Proposal was submitted. The Company sent a deficiency letter to Mr. Chevedden on December 2, 2010 (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of the Company continuously for at least one year prior to the date of submission of the New Proposal. The Deficiency Letter advised the Proponent that such written statement must be submitted to the Company no later than 14 calendar days from the date the Deficiency Letter was received. Mr. Chevedden has failed to provide a broker letter establishing the Proponent's ownership as of the submission of the New Proposal and the 14 day period has long since expired.

II. GROUNDS FOR EXCLUSION

A. Rule 14a-8(b) and 14a-8(f) – The Proponent has Failed to Provide Verification of Ownership of Company Shares as of the Submission Date

The Proposal may be excluded under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent has not submitted a sufficient written statement verifying that he has held the requisite level of the Company's securities for at least one year as of the date he submitted the New Proposal.

1. The Relevant Submission Date is the Date of the New Proposal

Staff Legal Bulletin 14 unequivocally states that "if a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request" then the company "*may* accept the shareholder's revisions." SLB 14, Section E.2. (emphasis in original). By the Proponent's own admission in correspondence and by the handwritten words "November 23, 2010 Revision" across the New Proposal, the New Proposal constitutes a revision of the Proposal. In accordance with Staff Legal Bulletin 14, the Company could have chosen to disregard the New Proposal, but decided not to do so. As such, this Section II.A. focuses only on the legitimacy of the New Proposal.

Staff Legal Bulletin 14 contemplates the possibility that changes to an original proposal are such that "the revised proposal is actually a different proposal from the original." SLB 14, Section E.2. In establishing the scope of the proposal to which changes can be made, Rule 14a-8(a) is instructive: "the word 'proposal' as used in this section refers both to your proposal, *and*

to your corresponding statement in support of your proposal (if any)" (emphasis added). As such, the resolution and supporting statement must be considered as a whole to determine whether the Proponent's changes to the Proposal are such that the New Proposal is actually a different proposal from the original.

The supporting statement included in the New Proposal contains material changes to the supporting statement included in the Proposal, significantly increasing the length and materially changing the substance. The supporting statement to the Proposal was generic, without specificity as to the Company, except for the sentence referring to the Company stockholders' vote on the same stockholder action by written consent proposal submitted for the Company's 2010 Annual Meeting of Stockholders. In contrast, the supporting statement included in the New Proposal includes the following new, specific references to the Company in support of the Proponent's resolution:

- the Corporate Library's governance rating for the Company;
- concerns regarding CEO benefits and stock ownership guidelines;
- the tenure and age of the Company's directors;
- the membership of the Company's Audit Committee Chair and Mr. Kevin Sharer, the Company's Chairman of the Board and Chief Executive Officer, on other boards of directors;
- allegations as to the conduct of Mr. Sharer at the Company's 2010 Annual Meeting of Stockholders; and
- the accusations of improper conduct related to the sales of Aranesp®, a product manufactured and sold by the Company.

We submit that these changes from the Proposal to the New Proposal are so material that the New Proposal should be deemed to be a different proposal than the original and, therefore, the relevant submission date is the date of the New Proposal.

2. The Proponent has failed to submit proof of ownership as of November 23, 2010, the date he submitted the New Proposal

Rule 14a-8(b)(1) mandates that in order to be eligible to submit a proposal, a stockholder "must have continuously held at least $2,000, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year *by the date* [the stockholder submits] the proposal" (emphasis added). Rule 14a-8(b) outlines the method by which a stockholder that is not a registered holder of the company's shares can validate his or her requisite holdings for the requisite period. The Proponent has failed to submit proof of ownership as of the date he submitted the New Proposal in accordance with Rule 14a-8(b).

Mr. Chevedden, on behalf of the Proponent, has attempted to rely on the DJF Letter dated September 24, 2010, together with the representation on that date that the Proponent intends to hold such shares through the Company's 2011 Annual Meeting of Stockholders, to verify the Proponent's holdings as of the November 23, 2010 submission date of the New Proposal. The Proponent's September 24, 2010 statement that he intended to continue to hold his shares through the date of the Company's 2011 Annual Meeting of Stockholders is not sufficient to demonstrate he has held $2,000 or 1% of the Company's shares for one year as of the date he submitted the New Proposal. A stockholder's statement of intention to continue to hold his shares until the stockholders' meeting is an additional requirement, found in Rule 14a-8(b)(2)(ii)(C), that is separate from the requirement in Rule 14a-8(b) to prove his share ownership as of the date he submitted his proposal. As Section C.1.d. of Staff Legal Bulletin No. 14 makes clear, a proponent must include his separate statement of intention to continue to hold his shares after the submission of his proposal "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Moreover, in meeting his burden to prove his share ownership as of the date he submitted his proposal, Staff Legal Bulletin No. 14 requires precision in the Proponent's proof with respect to the dates involved—Section C.1.c.(3). reads as follows:

> **"(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> "No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Therefore, it follows that a broker letter dated September 24, 2010 is insufficient to verify that the Proponent continuously owned the Company's securities for a period of one year as of November 23, 2010. The gap in time between submission of the Proposal with the DJF Letter on September 24, 2010 and the submission of the New Proposal on November 23, 2010, without any proof of ownership, cannot be closed without affirmative verification of the Proponent's share ownership as of the submission date of the New Proposal. Neither Mr. Chevedden nor the Proponent has ever provided any evidence of the Proponent's required share ownership as of the November 23, 2010 submission date of the New Proposal.

B. Rule 14a-8(b) and 14a-8(f) – The Proponent has Failed to Provide Sufficient Documentary Support From the Record Holder of the Company's Shares

Even if the Staff disagrees that the relevant submission date is November 23, 2010, the Proposal may be excluded under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent

has not submitted a sufficient written statement verifying that he has held the requisite level of the Company's securities for at least one year as of the date the Proposal was submitted. The Proponent carries the burden of proving that he has satisfied the ownership requirements of Rule 14a-8(b)(1). SLB 14, Section C.1.c. (". . . the shareholder is responsible for proving his or her eligibility to submit a proposal to the company."). To carry this burden pursuant to Rule 14a-8(b)(2), the Staff requires the stockholder to submit an "affirmative written statement" that "specifically verifies" that the stockholder owned the securities. SLB 14, Section C.1.c.2.

For the following reasons, the Company believes that, for purposes of Rule 14a-8(b), the DJF Letter does not constitute an affirmative written statement from the record holder of the Company's shares that specifically verifies the Proponent's ownership:

- The entity that issued the original form of ownership certificate—DJF Discount Brokers—no longer exists as an independent brokerage. As previously reported in press releases,[1] Muriel Siebert & Co. acquired the retail brokerage accounts of DJF Discount Brokers on October 13, 2010 – between the September 24, 2010 date of the DJF Letter and the November 23, 2010 date of the New Proposal. As such, not only is the Company unable to validate the contents of the DJF Letter, but the Proponent has refused to provide evidence of ownership eligibility as of the date of the New Proposal, subsequent to the acquisition of DJF Discount Brokers' retail brokerage accounts.
- A careful inspection of the DJF Letter additionally reveals characteristics which has caused the Company to further question its veracity. In particular, the DJF Letter, as submitted, is a preprinted form that included handwritten changes that were not initialed by the signatory (*i.e.*, the typed word "Corp" had been stricken by hand and the letters "LLC" were inserted by hand), thus leaving the Company without an indication of whether DJF Discount Brokers, the Proponent or Mr. Chevedden himself made the handwritten change.
- The handwriting used to populate the blanks included in the form is not consistent throughout the DJF Letter. The handwriting used to insert numeral "24" in the date is not consistent with the numerals written in the remainder of the document. Specifically, the "2" does not match the handwriting used to write "2010" in the date line and the "4" does not match the handwriting used to write "7/9/04" in the last blank. Moreover, it is noted that the "24" and "Sept" inserted in the DJF Letter matches the handwriting of Mr. Chevedden, the Proponent's appointed representative. The inconsistent handwriting suggests that Mr. Chevedden took a pre-signed, blank "form" letter provided by DJF Discount Brokers at some unspecified date in the past and filled in the relevant information before submitting the Proposal to the Company.

[1] *See, e.g.*, http://www.thestreet.com/story/10887554/muriel-siebert-amp-co-inc-acquires-retail-accounts-of-djf-discount-brokerage-a-division-of-rampr-planning-group-ltd.html. Although the cited press release refers to the acquisition of the retail brokerage accounts of "DJF Discount Brokerage," the Company has reason to believe the reference is to the same DJF Discount Brokers that supplied the DJF Letter, as both DJF Discount Brokerage (in the press release) and DJF Discount Brokers (on its letterhead) are referred to as Lake Success, NY-based businesses.

- Recent proposals submitted by stockholders naming Mr. Chevedden as their designated representative demonstrate a similar pattern of using form letters from DJF Discount Brokers containing inconsistent handwriting. *See, e.g.*, Bristol-Myers Squibb Company (December 30, 2010), American Express (December 17, 2010), Verizon Communications, Inc. (December 17, 2010). These precedent broker letters are attached hereto as Exhibit B for reference.

- Mr. Mark Filiberto's signature on the DJF Letter renders it unreliable because the DJF Letter was not submitted by a person independent from the Proponent. Rule 14a-8(b), before it was rewritten in a more "plain English" format, required that the proof of share ownership be submitted by a record owner or "an independent third party." *See* Rule 14a-8(b) (1997). The Commission's 1998 amendments to Rule 14a-8 were not intended to change this part of Rule 14a-8. *See* Securities Exchange Act Release No. 40018, n.13 (May 21, 1998) ("Unless specifically indicated otherwise, none of these revisions [to recast Rule 14a-8 into a more plain English format] are intended to signal a change in our current interpretations."). Mr. Filiberto submitted a stockholder proposal to the Company for the Company's 2009 Annual Meeting of Stockholders in his own name and appointed Mr. Chevedden as his representative, and thus is not independent from Mr. Chevedden. Finally, in addition to the fact that the Proponent supplied a pre-typed and apparently pre-signed, fill-in-the-blank form as proof of ownership, the presence of handwriting belonging to Mr. Chevedden, who is clearly not independent from the Proponent as his designated representative, renders the DJF Letter unreliable as proof of the Proponent's ownership.

Considering these factors as a whole, the Proponent's submission of the DJF Letter does not satisfy the Proponent's burden to submit an affirmative statement specifically verifying the Proponent's ownership of the Company's shares as required by Rule 14a-8(b)(2). The question of a baseline standard for valid broker letters was recently addressed by Judge Lee H. Rosenthal of the United States District Court, Southern District of Texas. In *Apache v. Chevedden*, Judge Rosenthal noted that an expansive reading of what qualifies as a valid broker letter under Rule 14a-8(b)(2) would "require companies to accept *any* letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions." *Apache*, 696 F. Supp. 2d 723, 740 (emphasis in original). Judge Rosenthal went on to state that such interpretation would require a stockholder "to obtain a letter from a self-described 'introducing broker,' even if . . . there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *Id.*

In this instance, when considered together with the letters received by several other companies during the same timeframe (see Exhibit B), no reasonable jury could conclude that the DJF Letter constitutes reliable evidence of the Proponent's eligibility. Accordingly, the Proponent has not specifically verified that he has held the requisite level of the Company's securities for at least one year as of the date the Proposal was submitted.

C. Rule 14a-8(b)(1) and 14a-8(f)(2) – The Proponent has Failed to Hold the Company's Securities Through the Date of the Company's Annual Meeting of Stockholders

The Proposal may be excluded under Rule 14a-8(b)(1) and Rule 14a-8(f)(2) because the Proponent has failed to hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal through the date of the Company's 2011 Annual Meeting of Stockholders.

The Commission has long emphasized that stockholder proposals should not be used "to achieve personal ends which are not necessarily in the common interest of the issuers' securityholders generally." Exchange Act Release No. 34-4385 (November 5, 1984). In 1976, the Commission began to require that the proponent of a stockholder proposal "own a voting security at the time he submits his proposal and he must continue to own that security through the date on which the meeting is held." Exchange Act Release No. 34-12999 (November 22, 1976). At this time, the Commission also provided for a two-year exclusion "penalty" for violation of the holding requirement, noting that, "[t]he purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date." *Id.* At present, Rule 14a-8(b)(1) requires a stockholder to continuously hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal. [The stockholder] must continue to hold those securities through the date of the meeting."

The Company has concluded that the Proponent has failed to hold at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the Proposal through the date of the Company's 2011 Annual Meeting of Stockholders. On November 23, 2010, the Proponent submitted the New Proposal. The Company requested that the Proponent demonstrate his continued ownership of the requisite level of Company securities in support of the New Proposal on multiple occasions, as evidenced by the correspondence attached hereto as Exhibit A, but the Proponent has failed to respond with any such evidence.

The Proponent's inability or unwillingness to provide an updated broker letter in support of the New Proposal led the Company to conclude that the Proponent has failed to continue to hold the requisite amount of Company securities, particularly in light of the Company's previous interaction with the Proponent, and renders the Proponent ineligible to include the Proposal or the New Proposal in the 2011 Proxy Materials. In 2009, the Proponent submitted a proposal with ownership verification on November 18, 2009 and a new proposal without ownership verification on November 26, 2009. In response to the new proposal, the Company responded with a message substantially similar to that sent to the Proponent in response to the New Proposal. However, in response to the Company's correspondence in 2009, the Proponent provided an updated broker letter on December 11, 2009. Correspondence from 2009 is attached hereto as Exhibit C. As a result of the questionable veracity of the DJF Letter as described above and the Proponent's refusal to provide a broker letter in November or December 2010, the Proponent has failed to demonstrate that he continues to hold at least $2,000 in market value, or 1%, of the Company's shares.

As described above, stock ownership has been viewed as a guard against the potential abuses of Rule 14a-8 throughout the evolution of the rule. Without ownership and holding requirements, and the ability to verify such requirements with a degree of certainty, proponents are free to promote their self-motivated agenda without regard for any "economic stake or investment interest in the corporation." Certainly a rule without enforcement eviscerates the purpose of the rule. This is especially true in the current instance where the Company has described in detail "valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility."

III. CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and the New Proposal are excluded from the Company's 2011 Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 540-1235 or by electronic mail at charles.ruck@lw.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,



Charles K. Ruck
of Latham & Watkins LLP

cc: John Chevedden
William Steiner
Andrea Robinson, Amgen Inc.

EXHIBIT A

(attached)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
1 Amgen Center Dr
Thousand Oaks CA 91320

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Andrea Robinson <robinson@amgen.com>
FX: 805 447-1010
FX: 805-499-6751

[AMGN: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave 63%-support to this proposal topic at our 2010 annual meeting.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

William Steiner, *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ISMA & OMB Memorandum M-07-16 held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1100 shares of AMGEN INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From: "

To: "Robinson, Andrea - LAW" <robinson@amgen.com>

Subject: Rule 14a-8 Proposal Revision (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
1 Amgen Center Dr
Thousand Oaks CA 91320

NOVEMBER 23, 2010 REVISION

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Andrea Robinson <robinson@amgen.com>
FX: 805 447-1010
FX: 805-499-6751

[AMGN: Rule 14a-8 Proposal, September 24, 2010, November 23, 2010 Revision]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave 63%-support to this proposal topic at our 2010 annual meeting.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's reported corporate governance and management status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" in Executive Pay – $15 million for CEO Kevin Sharer. Discretion was used in determining 2009 cash incentives for our named executive officers (NEO). NEO equity grants were sized to approach the 75th percentile of Peer Group values.

There was a low CEO ownership guideline of 5-times base salary (instead of 10-times), executive perks such as personal corporate jet use, free financial planning and the potential of large golden-parachutes.

Six directors had long-tenures of 11 to 23-years, three of whom were age 71 to 74. As tenure increases independence declines. These long-tenure directors held 8 of 20 seats on our most important board committees. Rebecca Henderson, a relatively new director, was already attracting more negative votes than most of our directors and did not own stock after one-year.

Our Audit Committee Chair Frank Biondi served on four boards and Mr. Sharer served on three boards – overextension concerns. Finally, our board did not have an independent Lead Director.

Mr. Sharer allowed no questions at our 2010 annual meeting when the election of directors and auditors were introduced for voting. Mr. Sharer boasted that he held 85% of proxies and would not even allow our audit firm to answer a question.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers." Amgen revenue fell as Aranesp and Epogen dropped for the fourth straight year after being linked to heart attacks.

Please encourage our board to respond positively to this proposal to help improve our company's governance and performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
William Steiner, Memorandum M-07-16 ***, *** FISMA & OMB Memorandum sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Thursday, December 02, 2010 1:52 PM
To: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Amgen Rule 14a-8 Proposal
Attachments: document2010-12-02-133842.pdf

Dear Mr. Chevedden,

Please find attached a letter in response to your second Rule 14a-8 proposal.

Thank you.

Sincerely,

Andrea Robinson
Assistant Secretary and Associate General Counsel

Andrea A. Robinson
Associate General Counsel



Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.4734
Fax: 805.499.6751
E-mail: robinson@amgen.com

December 2, 2010

BY UNITED PARCEL SERVICE AND BY EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

We are in receipt of a second Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2011 proxy statement. This notice is to inform you that Mr. Steiner's submission fails to meet certain procedural requirements under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiencies as described below.

Rule 14a-8(c) under the Exchange Act provides that each stockholder may submit no more than one proposal for a particular stockholders' meeting. Mr. Steiner submitted a proposal titled "Shareholder Action by Written Consent" dated September 17, 2010 (the "September Proposal") and submitted a second proposal titled "Shareholder Action by Written Consent" on November 23, 2010 (the "November Proposal") in violation of this rule. There are differences in the wording of the two proposals. In order to remedy this procedural defect, Mr. Steiner must revise the submission to include only one proposal. If it is Mr. Steiner's intention to replace the September Proposal with the November Proposal, Mr. Steiner must inform the company that he is withdrawing the September Proposal.

In addition, if Mr. Steiner's intention is to replace the September Proposal with the November Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated September 24, 2010, which supported the September Proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 23, 2010) establishing his eligibility to submit the November Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record"

holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

If Mr. Steiner wishes to withdraw the November Proposal, no additional verification of Mr. Steiner's ownership of Amgen securities is required.

This letter constitutes the company's notification to the stockholder proponent of the procedural deficiencies in the submission pursuant to the requirements of Rule 14a-8(f). Due to the deficiencies outlined above, the company will exclude one or both of the September Proposal and the November Proposal from the upcoming proxy statement unless the deficiencies are cured and Mr. Steiner follows the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiencies is postmarked or transmitted electronically within 14 calendar days, or the response does not actually cure the deficiencies, the company will exclude one or both of the September Proposal and the November Proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposals may not be included in the proxy statement unless the deficiencies are cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defects are cured, the company reserves the right to exclude your proposals on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

Very truly yours,



Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosure

cc: William Steiner (via United Parcel Service)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
From:
Sent: Friday, December 03, 2010 3:00 PM
To: Robinson, Andrea - LAW
Subject: Rule 14a-8 Proposal (AMGN) ,

Dear Ms. Robinson, The "enclosure" with the company December 2, 2010 letter is not consistent with the letter. The enclosure of *Rule 14a-8 – Proposals of Security Holders* refers to making a "revision." However the enclosure does not state that such revision constitutes two proposals. Will the company withdraw the enclosure in order to have a consistent letter.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW
Sent: Friday, December 03, 2010 3:45 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (AMGN),

Dear Mr. Chevedden,

The enclosure, which is a courtesy copy of Rule 14a-8, specifies in Question 3, page 2, that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The only "revision" discussed in these rules is a "revision" under Question 13 thereto which is limited to revisions required by the Securities and Exchange Commission as a result of a no-action response from the Securities and Exchange Commission requiring a stockholder proponent to revise a stockholder proposal or supporting statement as a condition to requiring the company to include it in its proxy materials.

Sincerely,

Andrea Robinson
Assistant Secretary and Associate General Counsel

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
From:
Date: December 6, 2010 6:44:25 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Subject: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN)

Dear Ms. Robinson, The company December 3, 2010 message to explain the December 3, 2010 request is not clear.
The company December 3, 2010 message appears to claim that under one type of "revision," 1 Original + 1 Revision = 1 Proposal. Then with another type of revision, 1 Original + 1 Revision = 2 Proposals.
The company seems to have a rationale that does not make sense. Please explain.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 07, 2010 6:15 PM
To: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Follow up to December 2, 2010 Response to Mr. Chevedden – Rule 14-8 Proposals (AMGN)

Subject: Rule 14-8 Proposals (AMGN)

Dear Mr. Chevedden,

On December 2, 2010, we notified you, on behalf of Mr. William Steiner, that Amgen had received two Rule 14a-8 proposals submitted by Mr. Steiner for inclusion in Amgen Inc.'s 2011 proxy statement and that your submissions failed to meet certain procedural requirements under Rule 14a-8.

Our notice was very clear -- due to the deficiencies in your submissions, the Company will proceed to exclude the second proposal submitted by Mr. Steiner unless the deficiencies are cured no later than 14 calendar days from the date you received the December 2, 2010 letter.

Sincerely,

Andrea Robinson

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From:
Sent: Monday, December 13, 2010 7:18 PM
To: Robinson, Andrea - LAW
Subject: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN),

Dear Ms. Robinson, The company already accepted Mr. Steiner's broker letter and his commitment to continue to own his stock until after the annual meeting. The company December 7, 2010 message is merely repetition – not the clarification requested on December 6, 2010. The company seems to pretend to not understand the concept of a revision.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 14, 2010 5:33 PM
*** FISMA & OMB Memorandum M-07-16 *** **To:** *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN)

Dear Mr. Chevedden,

We are in receipt of your communication below. Pursuant to our various correspondence to you, on behalf of Mr. William Steiner, we merely request confirmation that Mr. Steiner withdraws one of his two submitted Rule 14a-8 proposals as the two submissions failed to meet certain procedural requirements under Rule 14a-8.

As we have still not received such confirmation, the Company will proceed to exclude the second proposal submitted by Mr. Steiner unless the deficiencies are cured no later than 14 calendar days from the date you received the December 2, 2010 letter.

Sincerely,

Andrea Robinson

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From:
Sent: Wednesday, December 15, 2010 8:03 AM
To: Robinson, Andrea - LAW
Subject: Re: One Rule 14a-8 Proposal and Request for Two Broker Letters (AMGN) ,

Dear Ms. Robinson, If you have any information whatsoever from rule 14a-8 or a related Staff Legal Bulletin, that a revision is considered to be two proposals by the Securities and Exchange Commission, please forward it to me in a timely manner so that a valid basis for the company request can be clarified.
John Chevedden

*** FISMA & **From:** Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 15, 2010 8:44 PM
To: Robinson, Andrea - LAW
Subject: One Rule 14a-8 Proposal and Unclear Request for Two Broker Letters (AMGN) ,

Dear Ms. Robinson, This is to confirm that the revised proposal is intended for annual meeting proxy. Given the unclear company request, if there is an unforeseen valid procedural reason for the revised proposal not to qualify, then the original proposal is intended for the annual proxy.
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Friday, December 17, 2010 6:35 PM
*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
To:
Cc: Ghio, Gabrielle - LAW
Subject: RE: One Rule 14a-8 Proposal and Unclear Request for Two Broker Letters (AMGN)

Dear Mr. Chevedden,

We intend to exclude Mr. Steiner's proposal unless you provide an updated broker statement reflecting Mr. Steiner's continuous ownership of at least $2,000, or 1%, of Amgen common stock. Rule 14a-8(b)(2) requires Mr. Steiner to represent that he has held and intends to continue to hold his Amgen securities through the date of the meeting of stockholders and we believe that Mr. Steiner has not satisfied this condition.

On November 13, 2010, we received Mr. Steiner's new proposal seeking to amend the contents of the original proposal. We have repeatedly requested that you provide an updated broker letter confirming requisite ownership levels by Mr. Steiner of Amgen securities. You have refused to provide such verification and we find it curious that in prior years, you have promptly complied with our request with an updated broker letter upon submission of a second proposal. We have no choice but to consider this failure to demonstrate continued ownership as an incurable deficiency.

The brokerage issuing the original form of certificate, DJF Discount Brokers, no longer exists as an independent brokerage and we are accordingly unable to verify the contents. Further, the original form of certificate is of dubious validity - a pre-printed form populated by handwriting inconsistent with the signature and containing changes to the form that were not initialed by the signatory.

Please provide an updated broker statement reflecting Mr. Steiner's continuous ownership of at least $2,000, or 1%, of Amgen common stock. If you do not we intend to exclude Mr. Steiner's proposal.

Sincerely,

Andrea Robinson

From: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Date: December 21, 2010 10:51:14 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Subject: Broker Letter (AMGN)

Dear Ms. Robinson, The December 17, 2010 message is not understood. If it is in good faith the company appears to be waiving the 14-day rule on providing a broker letter. Please explain whether the company is waiving the 14-day rule on providing a broker letter.
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Wednesday, December 22, 2010 5:29 PM
To: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: Broker Letter (AMGN)

Dear Mr. Chevedden,

The Company is not waiving the 14-day rule requiring a shareholder to provide a broker letter. The Company considers your failure to provide updated proof of ownership to be indicative of an incurable deficiency. Staff Legal Bulletin 14 does not require the Company to provide notice of an incurable deficiency – we simply did so to provide you with an opportunity to demonstrate otherwise.

If you believe that Mr. Steiner has continued to hold the requisite level of Company securities at all times since the date of Mr. Steiner's original proposal, please provide us with evidence of such ownership as of the date of Mr. Steiner's second proposal, as we have previously requested within 14 days of receiving Mr. Steiner's second proposal.

As previously stated in our correspondence, based on the responses we have received to date, we have no choice but to treat your failure to supply proof of continued ownership as an incurable deficiency and intend to exclude Mr. Steiner's proposals.

Sincerely,

Andrea Robinson

EXHIBIT B

(attached)



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3200 shares of Bristol Meyers Squibb (BMY); having held at least two thousand dollars worth of the above mentioned security since the following date: 7/2/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 | # of pages ▶
To Sonia Vora	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 609-897-6217	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 212-640-0135	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328-2600 800·695·EASY www.djfdis.com Fax 516·328-2323


DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ____________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ); having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 908-696-2068	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT C

(attached)

From: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Cc: "Schlossberg, Mark - LAW" <mschloss@amgen.com>
Subject: Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: David J. Scott
Corporate Secretary
T: 805 447-1000
F: 805 447-1010 (Law Department)
Mark Schlossberg <mschloss@amgen.com>
Associate General Counsel
T: 805-447-0820
F: 805-499-6751
Andrea Robinson <robinson@amgen.com>
Associate General Counsel
PH: (805) 447-4734

[AMGN: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $14 million for Kevin Sharer. The Corporate Library said adjusting executive incentive plans due to the conditions of the economy did not benefit shareholders and executive equity awards vested without performance measures.

Our following directors served on 7 boards rated "D" or "F" by The Corporate Library: Kevin Sharer, Chevron (CVX) and Northrop Grumman (NOC); Frank Herringer, Charles Schwab (SCHW); Frank Biondi, Cablevision Systems (CVC) and Hasbro (HAS); Leonard Schaeffer, Allergan (AGN) and Vance Coffman, Deere (DE). Vance Coffman was designated a "Flagged (Problem) Director" by The Corporate Library due to his audit committee chairmanship at Bristol-Myers Squibb (BMY) when Bristol-Myers settled a SEC suit alleging substantial accounting fraud. Furthermore Vance Coffman was assigned to our audit and nomination committees.

We had no shareholder right to cumulative voting, act by written consent, an independent chairman or a lead director.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers."

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

-----Original Message-----
From: Robinson, Andrea - LAW [mailto:robinson@amgen.com]
Sent: Friday, November 13, 2009 7:46 PM
MemorandumTo M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: Rule 14a-8 Proposal

Dear Mr. Chevedden,

We are in receipt of the proposal. Please see the attached response letter.

Andrea A. Robinson
Associate General Counsel



Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
Direct Dial: 805.447.4734
Fax: 805.499.6751
E-mail: robinson@amgen.com

November 13, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

We are in receipt of the Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2010 proxy statement. This notice is to inform you that Mr. Steiner has not established eligibility to submit a proposal under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiency as described below.

In order to submit a proposal, Rule 14a-8(b) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the Securities Exchange Commission reflecting ownership of the shares as of or before the one-year eligibility period.

We have not received verification that Mr. Steiner owns the requisite number of Amgen securities, in accordance with Rule 14a-8. In order to cure this deficiency and comply with rule 14a-8(b), we must receive proper written evidence demonstrating that Mr. Steiner meets the continuous share ownership requirement of Rule 14a-8(b) as described above.

This letter constitutes the company's notification to the stockholder proponent of the procedural deficiency in the proposal pursuant to the requirements of Rule 14a-8(f). Due to the deficiency outlined above, the company will exclude the proposal from the upcoming proxy statement unless the deficiency is cured and you follow the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the

deficiency is postmarked or transmitted electronically within 14 calendar days or the response does not actually cure the deficiency, the company will exclude the proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposal will not be included in the proxy statement unless the deficiency is cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defect is cured, the company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

Very truly yours,



Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosure

cc: William Steiner (via UPS Overnight Courier)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 18, 2009 8:36 AM
To: Robinson, Andrea - LAW
Cc: Schlossberg, Mark - LAW
Subject: Rule 14a-8 Broker Letter-(AMGN)

Dear Ms. Robinson,
Please see the attached broker letter. Please advise this week whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner



DISCOUNT BROKERS

Date: 18 November 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of AMGEN INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/2004, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-18-09	# of pages ▶
To Andrea Robinson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 805-499-6751	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

-----Original Message-----
*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 7:14 PM
To: Robinson, Andrea - LAW
Cc: Schlossberg, Mark - LAW
Subject: Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320

NOVEMBER 26, 2009

Dear Mr. Sharer,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: David J. Scott
Corporate Secretary
T: 805 447-1000
F: 805 447-1010 (Law Department)
Mark Schlossberg <mschloss@amgen.com>
Associate General Counsel
T: 805-447-0820
F: 805-499-6751
Andrea Robinson <robinson@amgen.com>
Associate General Counsel
PH: (805) 447-4734

[AMGN: Rule 14a-8 Proposal, November 12, 2009, November 26, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle. Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $14 million for CEO Kevin Sharer. The Corporate Library said adjusting executive incentives due to the conditions of the economy did not benefit shareholders and that executive equity awards became vested without performance measures.

Our following directors served on 7 boards rated "D" or "F" by The Corporate Library: Kevin Sharer, Chevron (CVX) and Northrop Grumman (NOC); Frank Herringer, Charles Schwab (SCHW); Frank Biondi, Cablevision Systems (CVC) and Hasbro (HAS); Leonard Schaeffer, Allergan (AGN) and Vance Coffman, Deere (DE). Vance Coffman was designated a "Flagged (Problem) Director" by The Corporate Library due to his audit committee chairmanship at Bristol-Myers Squibb (BMY) when Bristol-Myers settled a SEC suit alleging substantial accounting fraud. Furthermore Vance Coffman was assigned to our audit and nomination committees.

We had no shareholder right to cumulative voting, an independent chairman or a lead director.

Amgen was accused by New York and other states of illegal kickbacks to promote sales of its anemia drug Aranesp. Meanwhile a study found certain patients who received Aranesp had about twice the risk of stroke. The lawsuit also said that Amgen invited doctors to weekend retreats, paid for their food and lodging and gave them extra payments as "advisers."

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner ***FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Tuesday, December 01, 2009 10:33 AM
To: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: November 26 and November 12 Amgen Stockholder Proposals
Attachments: Rule 14a-8.pdf

Dear Mr. Chevedden,

We are in receipt of a second Rule 14a-8 proposal submitted by Mr. William Steiner for inclusion in Amgen Inc.'s 2010 proxy statement. This notice is to inform you that Mr. Steiner's submission fails to meet certain procedural requirements under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Mr. Steiner has an opportunity to cure the deficiencies as described below.

Rule 14a-8(c) under the Exchange Act provides that each stockholder may submit no more than one proposal for a particular stockholders' meeting. Mr. Steiner submitted a proposal titled "Shareholder Action by Written Consent" on November 12, 2009 (the "November 12 Proposal") and submitted a second proposal titled "Shareholder Action by Written Consent" on November 26, 2009 (the "November 26 Proposal") in violation of this rule. There are differences in the wording of the two proposals. In order to remedy this procedural defect, Mr. Steiner must revise the submission to include only one proposal. If it is Mr. Steiner's intention to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must inform the company that he is withdrawing the November 12 Proposal.

In addition, if Mr. Steiner's intention is to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November 26 Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated November 18, 2009, which supported the November 12 proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 26, 2009) establishing his eligibility to submit the November 26 Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

If Mr. Steiner wishes to withdraw the November 26 Proposal, no additional verification of Mr. Steiner's ownership of Amgen securities is required.

This email constitutes the company's notification to the stockholder proponent of the procedural deficiencies in the submission pursuant to the requirements of Rule 14a-8(f). Due to the deficiencies outlined above, the company will exclude one or both of the November 12 Proposal and the November 26 Proposal from the upcoming proxy statement unless the deficiencies are cured and Mr. Steiner follows the procedures set forth in Rule 14a-8(f)(1). The response must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiencies is postmarked or transmitted electronically within 14 calendar days, or the response does not actually cure the deficiencies, the company will exclude one or both of the November 12 Proposal and the November 26 Proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although the proposals may not be included in the proxy statement unless the deficiencies are cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defects are cured, the company reserves the right to exclude your proposals on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries. All such inquiries and any further responses concerning this matter should be directed to the undersigned.

If you have any further inquiries or responses concerning this matter, please direct your correspondence to me. I can be reached at the Company's principal offices at One Amgen Center Drive, MS 28-5-C, Thousand Oaks, California 91320-1799 or via email at robinson@amgen.com.

Sincerely,

Andrea A. Robinson

Assistant Secretary and Associate General Counsel

cc: Mr. William Steiner (via U.S. Certified Mail, Return Receipt Requested)

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other

shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the

deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***

From:
Date: December 1, 2009 9:31:00 PM PST
To: "Robinson, Andrea - LAW" <robinson@amgen.com>
Cc: "Ghio, Gabrielle - LAW" <gghio@amgen.com>
Subject: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
The November 26, 2009 text is the one proposal intended for rule 14a-8 publication.
Please advise on December 2, 2009 if there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner

From: Robinson, Andrea - LAW [robinson@amgen.com]
Sent: Friday, December 04, 2009 1:48 PM
To: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghio, Gabrielle - LAW
Subject: RE: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Mr. Chevedden,

In my December 1, 2009 email to you, it was noted:

"In addition, if Mr. Steiner's intention is to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner must establish eligibility to submit a proposal under Rule 14a-8 at the time the November 26 Proposal was submitted. Mr. Steiner provided a statement from DJF Discount Brokers dated November 18, 2009, which supported the November 12 proposal. However, Mr. Steiner has not provided an updated statement (i.e., dated on or after November 26, 2009) establishing his eligibility to submit the November 26 Proposal. In order to submit a proposal, Rule 14a-8(b)(1) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period."

Therefore, we respectfully request that, if Mr. Steiner would like to replace the November 12 Proposal with the November 26 Proposal, Mr. Steiner provide an updated establishing his eligibility to submit the November 26 Proposal. Thank you.

Sincerely,

Andrea Robinson

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
From:
Sent: Friday, December 04, 2009 3:16 PM
To: Robinson, Andrea - LAW
Cc: shareholderproposals@sec.gov
Subject: William Steiner Rule 14a-8 Proposal (AMGN)

Ms. Andrea Robinson
Associate General Counsel
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320
(805) 447-4734

Dear Ms. Robinson,

The company December 4, 2009 request is not logical in requesting two identical broker letters (except for the signature dates on the letters). The rule 14a-8 text submitted on November 26, 2009 contained no retraction of Mr. William Steiner's recent written commitment of:
"I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective [2010] shareholder meeting." Please let me know on December 7, 2009 whether there is or is not any further clarification or requirement in the view of the company.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
From:
Sent: Friday, December 11, 2009 11:37 AM
To: Robinson, Andrea - LAW
Subject: Re William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
We are forwarding this attached second broker letter as a totally unnecessary accommodation to the company. Please advise Monday whether there are now any rule 14a-8 open items.
John Chevedden
cc:
William Steiner

Ms. Andrea Robinson
Associate General Counsel
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320
(805) 447-4734

Dear Ms. Robinson,

The company December 4, 2009 request is not logical in requesting two identical broker letters (except for the signature dates on the letters). The rule 14a-8 text submitted on November 26, 2009 contained no retraction of Mr. William Steiner's recent written commitment of:
"I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective [2010] shareholder meeting." Please let me know on December 7, 2009 whether there is or is not any further clarification or requirement in the view of the company.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission

William Steiner


DJF

DISCOUNT BROKERS

Date: 11 Dec 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number***FISMA & OMB Memorandum M-07-16***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 300 shares of Amgen Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: *** FISMA & OMB Memorandum M-07-16 ***, *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 11, 2009 11:40 AM
To: Robinson, Andrea - LAW
Subject: Re: William Steiner Rule 14a-8 Proposal (AMGN)

Dear Ms. Robinson,
The November 26, 2009 text is the only text intended for the definitive proxy. Please advise on Monday whether there are now any rule 14a-8 open items.
John Chevedden
cc: William Steiner